March 23, 2005


By facsimile to (949) 251-0900 and U.S. Mail


Laura Stein, Esq.
Senior Vice President, General Counsel
The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

RE:	The Clorox Company
	Registration Statement on Form S-4
	Filed March 3, 2005
	File No. 333-123115

Dear Ms. Stein:

	We limited our review to disclosures relating to Exxon Capital type exchange offers in the registration statement, outstanding accounting comments on the annual report on Form 10-K for the fiscal year ended June 30, 2004, and the confidential treatment application for portions of exhibit 10 to the quarterly report on Form 10-Q for the quarter ended December 31, 2004 and have the comments below. No further review of the registration statement has been or will be made.

	We urge all persons by statute responsible for the
registration
statement`s adequacy and accuracy to be certain that all
information
required under the Securities Act has been included.   We remind
you
to consider applicable requirements for the preliminary prospectus` distribution.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

1. Provide in a letter on the letterhead of The Clorox Company or Clorox signed by an officer before the registration statement`s effectiveness the statements and representations for the exchange offer specified in our relevant no action letters on Exxon Capital type exchanges.

2. Provide written confirmation that the exchange offer will be open for a full 20 business days to ensure compliance with Rule 14e-1(a)
under the Exchange Act. Its appears from disclosure on the prospectus` outside front cover page and throughout the registration statement, including exhibits 99.1 and 99.2, that the exchange offer could be open for less than the required 20 business days because the exchange offer expires at 5:00 P.M. instead of midnight on what may be the twentieth business day after its begins. See Q&A 8 in Release
No. 34-16623.

3. As applicable, revise the letter of transmittal to comply with the comments below.

Forward-Looking Statements, page iii

4. Since the offering is a tender offer, Clorox is ineligible to rely on the safe harbor. See section 27A(b)(2)(C) of the Securities
Act,
and revise.

Prospectus Summary

	The Exchange Notes, page 9

5. Under a discrete heading, indicate whether Clorox intends to list the notes on any securities exchange or seek approval for the notes` quotation through any automated trading system. Further, disclose whether the initial purchasers or any other registered broker dealers intend to make a market in the notes.


6. Under a discrete heading, indicate whether any of Clorox`s subsidiaries, will guarantee the exchange notes on the date of their issuance. If so, state the amount that the guarantees are equal in right of payment to and subordinated to as of the latest balance sheet date in the prospectus.

The Exchange Offer, page 25

7. Clarify in this section`s first paragraph that the summary includes the registration rights agreement`s material provisions.

Expiration Date; Extensions; Amendments, page 27

8. We note Clorox`s reservation of the right to delay the old notes` acceptance. Clarify in what circumstances Clorox will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c) under the Exchange Act.

9. We note Clorox`s reservation of the right to extend the exchange offer. Disclose that the notice will disclose the number of securities tendered as of the notice`s date as required by Rule
14e-
1(d) under the Exchange Act.

10. We note Clorox`s reservation of the right to amend the exchange offer`s terms. Revise here and elsewhere to indicate that if there is a material change in the exchange offer, including the waiver of a material condition, Clorox will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

	Conditions to the Exchange Offer, page 27

11. We note that Clorox may determine in its sole discretion whether the offer conditions are satisfied. We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the offeror and are specific and capable of objective verification when satisfied. Thus, revise the second paragraph to clarify that Clorox will make its determination whether a condition has been satisfied in its "reasonable discretion" or "reasonable judgment."

12. We note in the first paragraph that Clorox has reserved the right not to accept securities for exchange if it determines that the offer would violate applicable law of any of our interpretations. Revise to indicate that all conditions to the offer other than those subject to governmental approval must be satisfied or waived before the offer`s expiration, not merely before acceptance of the outstanding notes for exchange.



Procedures for Tendering Old Notes, page 28

13. Revise the third paragraph`s last sentence on page 30 to make clear that all conditions to the exchange offer other than those dependent upon receipt of necessary governmental approvals must be satisfied or waived before the exchange offer`s expiration and that
Clorox may only terminate or amend the exchange offer if any of the specified conditions occur before the exchange offer`s expiration.

14. Based on the third paragraph`s last sentence on page 30, it appears that Clorox reserves the right to waive conditions of the offer for particular holders. Clarify under what circumstances Clorox would treat holders differently. Otherwise, revise to state that if Clorox waives any condition, Clorox will waive that condition for all holders who exchange notes.

15. Refer to the phrase "including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer" in the third paragraph`s last sentence on page 30. Tell us why you believe that it would be appropriate for Clorox to waive conditions of tender such as the condition that no tendering noteholder is an affiliate or a broker dealer that acquired the old notes directly from Clorox.

16. If Clorox decides to waive a condition, Clorox must announce expressly the decision in a manner reasonably calculated to inform noteholders of the waiver. If Clorox waives a material condition, Clorox is generally required to extend the offering period so at least five business days remain in the offer after the condition is waived. Provide us your views on whether waiver of any condition will constitute a material change requiring that at least five business days remain in the offer after the waiver`s notice.

Withdrawal Rights, page 31

17. Revise this subsection`s last paragraph`s penultimate sentence to clarify that any old notes not accepted for exchange will be returned
"promptly" to the tendering holder after the exchange offer`s expiration or termination. Revise similarly the second paragraph`s last sentence under "Acceptance of Old Notes for Exchange and Delivery of Exchange Notes" on page 32 and the last paragraph`s penultimate sentence under instruction 4 of the letter of transmittal in exhibit 99.1.


Description of Exchange Notes, page 36

18. Revise language in this section`s first paragraph`s penultimate sentence that could be read to imply that investors do not have rights under the United States federal securities laws about the notes` description in the prospectus.

19. If applicable, disclose that any repurchase offer made under a change in control provision will comply with any applicable regulations under the federal securities laws, including Rule 14e-
1
under the Exchange Act.

Legal Matters, page 53

20. Clarify that counsel will opine on the enforceability of Clorox`s obligations under the notes.

Exhibit 99.1

21. Refer to the fourth paragraph under "Ladies and Gentlemen." While we do not object if an offeror asks noteholders to confirm that they have received a copy of the prospectus, we believe that it is inappropriate to require a representation that they have read and agree to the exchange offer`s terms because this may suggest to investors that they have waived rights under the United States federal securities laws. Delete the language.

Closing

	File an amendment to the S-4 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the registration statement`s accuracy and adequacy to make certain that all information required under the Securities Act of 1933 is included. Since The Clorox Company and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If The Clorox Company requests acceleration of the registration statement`s effectiveness, The Clorox Company should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve The Clorox Company from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* The Clorox Company may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	We direct your attention to Rules 460 and 461 of Regulation C under the Securities Act on requesting acceleration of a registration statement`s effectiveness. Allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Provide this request at least two business days before the requested effective date.


You may direct questions on comments and other disclosure issues to
Edward M. Kelly, Senior Counsel, at (202) 942-1978 or me at (202)
942-2864.

Very truly yours,





Jennifer R. Hardy
  Legal Branch Chief




cc:	Robert M. Mattson, Jr., Esq.
	Allen L. Weingarten, Esq.
	Brandon C. Parris, Esq.
	Morrison & Foerster LLP
	19900 MacArthur Boulevard, 12th Floor
	Irvine, CA 92612



Laura Stein, Esq.
March 23, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE